INVEST IN **FELENE INC**

Organic American Handcrafted Vodka



THE VODKA DUO

RESILIENT ENTREPRENEURS REVOLUTIONIZE VODKA WITH AUTHENTICITY, QUALITY, AND INNOVATION.
ARTICLE BY DANIELLE VONFELDT
PHOTOGRAPHY BY BRANDON WOOD PHOTOGRAPHY

Tim Kelly and Kim Laderer, known as the "First Couple of Vodka," have built Felene Organic Sugarcane Vodka into one of America's fastest-growing vodka brands. What started as a shared dream to craft a premium, organic vodka became a testament to their resilience and creativity, especially as the COVID-19 pandemic halted the spirits industry in 2020. Despite the setbacks, they pivoted their business model, focusing on direct-to-consumer sales and leveraging e-commerce to reach homebound customers.

Felene Vodka was born from the couple's commitment to authenticity. They identified a gap in the market for a pure, additive-free vodka and created one made from organic sugarcane, free of GMOs and gluten. Tim, an experienced distiller, refined Felene's unique proofing and filtering processes, while Kim, handling operations and marketing, ensured the brand resonated with consumers. Their hands-on approach laid the foundation for success, despite tough competition from global vodka brands.

Awards soon valadated their hard work. Felene has earned numerous accolades, including Gold Medals at the New York International Spirits Competition, Los Angeles Spirits Competition, and Denver International Spirits Competition, as well as a 92 rating and "Best Buy" designation from Wine Enthusiast. These honors reinforced Felene's position in the premium vodka category.

In addition to growing Felene into a national brand with distribution in key markets like New York, Texas, Florida, and California, Kim and Tim share their expertise through the Club Felene Blog and Pour Decisions Professional Blog. They consult with bars and restaurants, offering tips on cocktail preparation and operations.

While running a fast-growing business has its challenges, Kim and Tim's partnership remains a key strength. Their complementary skills and mutual respect have enabled them to balance work and personal life effectively.

The couple's success is also rooted in their grassroots beginnings. They built Felene's loyal customer base through local tastings, personal deliveries, and word-of-mouth. Today, they are celebrated for their authenticity and commitment to organic production. As their media presence grows, they continue to inspire others by advocating for transparency in the spirits industry.

"Felene's success stems from authenticity, resilience, and a commitment to quality and organic production."

Looking ahead, Kim and Tim remain committed to Felene's core values of quality, transparency, and authenticity. They plan to expand distribution further and introduce new products, continuing to push the boundaries of craft vodka.

felenevodka.com Denver, CO

Highlights

1. Colorado Vodka of the Year - New York International Spirits Competition
2. Gold Medal and 95 points - New York International Spirits Competition
3. Gold Medal - American Distilling Institute
4. Best in Category - American Distilling Institute
5. Platinum medal at the Los Angeles Spirits Awards
6. Double Gold Medal - SIP Awards
7. San Francisco Spirits Awards – Gold (Felene Distillery)
8. Wine Enthusiast - 92 Rating (Best Buy)

Featured Investor



Robert Kleiber
Syndicate Lead

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Invested $15,000

Fintech & Banking Senior leader with Board of Directors experience across multiple industries.

""I'm backing Felene Inc because it nails that sweet spot: organic, premium quality at an accessible price. Made from sugar cane in Denver, it's got a clean, smooth taste that cuts through the noise. Crafted with real intention, it delivers

bold authenticity in every sip. That's exactly why I'm thrilled to back a brand with heart and hustle! I have first-hand seen the brand gain rapid acceptance in several major markets and am excited about what's next for Felene Vodka."

Team



Timothy Kelly Founder, CEO & Master Distiller

I am proud of the family, friends, and partners who inspire me. Coaching youth sports and leading my volunteer foundation shaped my values. With my partners at Felene, we built a national brand, driven by vision, discipline, and persistence.



Kim Laderer-Veiga Co-founder/President

I bring two decades in retail data as a trainer and analyst. Now as Felene's President and Co-Owner, I blend analysis, communication, and project management to drive national growth and build a trusted brand.



Eric Selhorn Board Advisor

I'm a CPA (inactive) with over 20 years in accounting and finance, including seven years focused on the spirits industry. I enjoy helping fast-growing startups build systems, secure capital, and scale sustainably.

The Felene Journey: Pure Vodka, Bold Vision


FELENE DISTILLERY
COMMITTMENT TO EXCELLENCE
L.A. SPIRITS AWARDS
PLATINUM
WOMEN'S SPIRITS
SILVER
SIP AWARDS
GOLD

Felene began with a question that challenged the status quo of American vodka: *Why should something so simple require so many additives?* Instead of following the industrial grain-based model that dominates the category, Felene was built on the principle that vodka can be made cleaner, smoother, and naturally flavorful when it starts with better ingredients.

We selected organic sugarcane not for sweetness, but for purity. When fermented and distilled with care, organic sugarcane produces a remarkably smooth spirit—neutral in profile, low in congeners, and free from the bitterness and burn often associated with mass-produced vodka. Paired with Colorado Rocky Mountain snowmelt—among the cleanest natural water sources in North America—Felene achieves a clarity and balance that requires no added citric acid, glycerin, sugar, flavor softeners, or chemical finishers. Most vodka on the shelf can't say the same.

From the beginning, Felene has stood at the front of a quiet shift in consumer expectations. Consumers are no longer satisfied with "premium" as a label—they want transparency, clean ingredients, and authenticity. Felene was early to that movement, and today it sits in the center of it.

Nutrition Facts

1 serving per container

Serving size 1.5 fl. oz. (44.4mL)

Amount per serving

Calories 100

	% Daily Value*
Total Fat 0g	0%
Saturated Fat 0g	0%
Trans Fat 0g	0%
Cholesterol 0g	0%
Sodium 0mg	0%
Total Carbohydrate 0g	0%
Dietary Fiber 0g	0%
Total Sugars 0g	
Includes 0g Added Sugars	0%
Protein 0g	0%
Vitamin D 0mcg	0%
Calcium 0mg	0%
Iron 0mg	0%
Potassium 0mg	0%

* The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutrition advice.

Today, Felene is registered in nine states (California, Colorado, New York, Washington, Oregon, Texas, Florida, Ohio and Idaho) and partnered with some of

America's top retailers, including Total Wine & More, AppleJack, Total Beverage, Premier, Addy's, Bottlebuys, Argonaut, Denver Liquor Outlet, GoodyGoody and many more. These wins demonstrate that Felene resonates deeply with consumers, buyers, and distributors alike.

Felene Vodka is proudly made in America from organic sugarcane, not grain or potatoes. Our additive-free process creates a cleaner, smoother vodka that reflects true craftsmanship. Consumers are demanding transparency and authenticity—and Felene delivers both. As we expand nationwide, Felene is setting a new benchmark for premium quality—crafted in Denver, built for growth, and positioned to lead the clean vodka movement.

Vodka remains the most consistently purchased spirit in America — providing a **stable category base** that supports scalable brand growth.


Vodka is the Anchor of U.S. Spirits
Long-Term Stability with Future Growth Outlook (2010–2028)
Volume (Actual)
Volume (Projected)
Revenue (Actual)
Revenue (Projected)
Volume (Million 9L Cases)
Supplier Revenue (Billions USD)
Year
Source: DISCUS + Park Street (Actuals), Forward-Looking Trend Projections (2025–2028)

A Growing National Brand

Felene is a brand built the hard way—through grassroots passion, personal connection, and uncompromising standards. With expanding distribution, an entry into the ready-to-drink (RTD) cocktail market, and growing digital influence, Felene is positioned to become a household name.

The team has already formed partnerships with influential industry companies, laying the foundation for rapid growth in one of the fastest-rising segments of beverage alcohol. FeleneVodka.com now attracts over 200,000 monthly unique visitors, establishing the brand as both a lifestyle and trade thought leader.


Felene Growth Performance (Indexed to 2020 = Baseline)
Cases Growth (%)
Revenue Growth (%)
Growth vs 2020 (%)
Year

Felene's growth has been driven by **authentic consumer demand**, not heavy discounting or artificial marketing spikes. As Felene expanded into new markets, the brand demonstrated **sell-through strength and repeat purchase behavior,** validating true product-market fit.

From 2020 to 2025, Felene is on track to achieve:

- **3,800%+ growth in case volume**
- **3,300%+ growth in revenue**
- **9 active distribution markets**

This growth reflects an on-the-ground strategy:

tastings, direct consumer feedback, retailer relationships, and account-level brand building.

Now, with demonstrated velocity and expanding market footprint, Felene is positioned to **scale both commercial reach and production capacity**, including **entry into the premium spirit-based RTD category**, the fastest-growing segment in beverage alcohol.

Forward-looking statements are not guaranteed.

How We'll Use Your Investment

Felene is entering a major growth phase. Your investment will be deployed with purpose and discipline to scale both **revenue generation** and **production capacity**. Our approach focuses on funding areas that expand our reach, accelerate sell-through, and increase operational efficiency.

Use of Proceeds Roadmap

Our capital strategy is designed to scale efficiently, while strengthening sales execution, margins, and long-term infrastructure.

Each funding milestone unlocks a defined operational phase.

$50,000 Milestone: Strengthening the Sales Foundation

At the $50,000 level, proceeds will be deployed to reinforce on-premise sales execution.


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Felene is now registered 9 U.S. states, and the fastest way to drive growth is to deepen our presence where we already have retail traction.

Specifically, sales teams will be supported with enhanced visual assets and point-of-purchase displays.

These materials will improve brand visibility at bars, restaurants, and tasting events.

Additionally, a portion of proceeds will be allocated toward bulk purchases of glass and key raw materials.

As a result, per-unit production costs will be reduced, improving gross margins.

This milestone prioritizes immediate sales effectiveness and cost discipline.

Investment will support:

- **Field Sales Representatives** – boots-on-the-ground brand reps who open new accounts and support existing ones.
- **Distributor Support & Incentive Programs** – education, motivation, and sell-through activation where the sale actually happens.
- **Retail & Bar Activation** – tastings, menu placements, bar staff engagement, and brand training.
- **Localized Digital & In-Store Marketing** – smart, targeted campaigns reaching customers at the moment of purchase.

Why This Matters

The $50,000 milestone establishes the operational foundation for scalable growth.

First, improved point-of-purchase materials increase brand visibility where purchase decisions are made.

As a result, on-premise conversion rates are strengthened during tastings and account visits.

At the same time, bulk procurement of glass and raw materials lowers per-unit production costs.

Consequently, margin efficiency improves without sacrificing quality or supply reliability.

Importantly, these investments generate immediate revenue impact while reducing structural overhead.

Therefore, early capital is applied where it delivers both short-term returns and long-term operating leverage.

$100,000 Milestone: Accelerating Field Sales and Merchandising

Upon reaching $100,000, investment will shift toward direct revenue acceleration.

Sales organizations will receive incentive support tied to measurable performance outcomes.

Moreover, merchandising efforts will be expanded through increased hiring of

brand ambassadors and tasters.

Store tasting frequency will be increased across active markets.

Consequently, consumer trial, retail pull-through, and distributor engagement will be strengthened.

This phase emphasizes velocity, visibility, and disciplined market expansion.$50,000 Milestone: Strengthening the Sales Foundation

Why This Matters

The $100,000 milestone directly accelerates revenue generation and market penetration.

First, performance-based incentives align sales organizations with clearly defined growth objectives.

As a result, distributor engagement and account-level execution are strengthened.

Additionally, expanded merchandising and increased tasting frequency drive consumer trial at scale.

Consequently, retail pull-through improves while brand awareness compounds market by market.

Importantly, this phase converts foundational visibility into measurable sales velocity.

Therefore, capital deployed at this level produces repeatable demand and supports sustained expansion.

$250,000 Milestone: Production Scale and RTD Expansion

Expanding Production Capacity With RTD Canning & Automation

As capital approaches $250,000, focus will move toward operational scale.

Production capacity will be expanded to support higher sustained demand.

At the same time, full commercial support for our ready-to-drink portfolio will be deployed.

This includes partnerships with industry-leading vendors and infrastructure providers.

These investments are intended to support national growth initiatives and new product channels.

This milestone positions the company for durable, multi-category expansion.





Consumer demand for **ready-to-drink (RTD) cocktails** continues to accelerate nationwide. Our organic sugarcane vodka is perfectly positioned for this trend. To meet this opportunity efficiently, we will invest in scalable production technology.

Ready-to-Drink cocktails represent the **fastest-growing segment** in beverage alcohol — and Felene is positioned directly within the premium spirit-based tier.


RTD Market Continues Expanding
U.S. Spirit-Based RTD Dollar Market (2019–2028)
Market Size (USD, Billions)
0.0
2.5
5.0
7.5
10.0
12.5
15.0
17.5
2020
2022
2024
2026
2028
Year

RTD market value continues to expand — driven by spirit-based cocktail-style RTDs. Source: IWSR + NIQ

This chart shows the **total U.S. market value of spirit-based RTDs**, which has expanded from **approximately $3.1 billion in 2019 to $9.5 billion in 2023**. Industry analysts project the market to continue growing to **over $16 billion by 2028**, led by premium, spirit-based RTD offerings — the exact segment where Felene is positioned.

The Ready-to-Drink (RTD) segment has become one of the **most powerful growth engines in beverage alcohol**, driven by consumer demand for convenience, flavor exploration, and mixology-quality cocktails without preparation.

Investment will fund:

- **Automated Canning Line** for RTD cocktail production
- **Quality Assurance & Packaging Efficiency Enhancements**

Why this matters:

Bringing canning in-house dramatically improves margins, supply stability, speed to market, and product innovation flexibility. It lets us scale without outsourcing cost or control.

The Bottom Line

Your investment accelerates two high-value growth engines

Your investment accelerates two high-value growth engines:



Felene isn't starting from scratch — we are **building on proven momentum**, real customers, real retailers, and a brand already on shelves across the U.S.

This is the moment to grow with us.

Let's build something big together.